Exhibit 99.7

CONSENT OF THEODORE TEWKSBURY, PH.D.

Solely in satisfaction of Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to being named in this Registration Statement on Form S-4 of MaxLinear, Inc. (“MaxLinear”) and all amendments or supplements thereto (the “Registration Statement”), as a person who is to become a member of the board of directors of MaxLinear upon completion of the merger described in the Registration Statement (as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015, by and among MaxLinear, Entropic Communications, Inc., Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC), and to the filing of this consent as an exhibit to the Registration Statement and any amendment or supplement thereto.

Dated: March 11, 2015

/s/ Theodore Tewksbury, Ph.D.
Theodore Tewksbury, Ph.D.